

March 17, 2025

Bradley L. Radoff
2727 Kirby Drive, Unit 29L
Houston, Texas 77098

Michael Torok
68 Mazzeo Drive
Randolph, Massachusetts 02368

Dear Messrs. Radoff and Torok:

This letter agreement (this "**Agreement**") constitutes the agreement between (i) Alto Ingredients, Inc. (the "**Company**") and (ii) Bradley L. Radoff and Michael Torok (together, the "**Radoff/Torok Group**" and together with the Company, each a "**Party**" and collectively, the "**Parties**"), with respect to the matters set forth below.

1. <u>Board Matters and Related Agreements</u>.

(a) Prior to or simultaneously with the execution of this Agreement, the Company's board of directors (the "**Board**") shall have received irrevocable notices from Douglas L. Kieta and Michael D. Kandris of their intent not to stand for re-election at the Company's 2025 Annual Meeting of Stockholders (the "**2025 Annual Meeting**") and the Board agrees that neither of Messrs. Kieta or Kandris shall be nominated for election to the Board at the 2025 Annual Meeting.

(b) It is acknowledged and agreed that the Board shall have the sole discretion to identify and appoint director candidates to fill the vacancies created by the departures of Messrs. Kieta and Kandris from the Board.

(c) The Radoff/Torok Group shall comply, and shall cause each of its Affiliates and Associates (each as defined below) to comply, with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such Affiliate or Associate. As used in this Agreement, (A) the terms "**Affiliate**" and "**Associate**" shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission (the "**SEC**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and shall include all persons that at any time during the term of this Agreement become Affiliates or Associates of any person referred to in this Agreement; <u>provided</u>, <u>however</u>, such terms shall refer only to Affiliates and Associates controlled by the Company or the members of the Radoff/Torok Group, as applicable, and (B) the terms "**person**" or "**persons**" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

2. <u>Voting</u>. During the Standstill Period (as defined below), at each annual or special meeting of the stockholders of the Company, or any action by written consent of the Company's stockholders in lieu thereof, and any adjournment, postponement, rescheduling or continuation thereof

PO BOX 10
PEKIN, IL 61555
916.403.2710
www.altoingredients.com

(each, a "**Stockholder Meeting**"), the Radoff/Torok Group shall cause all shares of the Company's common stock ("**Common Stock**") beneficially owned, directly or indirectly, by it or by any of its Affiliates or Associates (of which the Radoff/Torok Group or such Affiliate or Associate has the right or ability to vote as of the applicable record date for such Stockholder Meeting), in favor of all directors nominated by the Board for election and otherwise in accordance with the recommendations of the Board, and against the election of any director nominee not so recommended by the Board ; provided, however, that in the event that both Institutional Shareholder Services Inc. ("**ISS**") and Glass Lewis & Co., LLC ("**Glass Lewis**") recommend otherwise with respect to any proposals (other than the election of directors), the Radoff/Torok Group shall be permitted to vote in accordance with the ISS and Glass Lewis recommendations; provided, further, that the Radoff/Torok Group shall be permitted to vote in its sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Company or other business combination involving the Company requiring a vote of stockholders of the Company.

3.   Mutual Non-Disparagement. Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, Affiliates, officers, key employees or directors shall have breached this Section 3, neither it nor any of its respective agents, subsidiaries, Affiliates, successors, assigns, officers, key employees or directors shall in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party's subsidiaries, Affiliates, current or former officers (solely in connection with their service in such capacities), current or former directors (solely in connection with their service in such capacities) or current or former employees (solely in connection with their service in such capacities) or any of their businesses, products or services.

4.   Standstill Provisions.

(a)   Unless otherwise mutually agreed to in writing by each of the Radoff/Torok Group and the Company, this Agreement shall remain in effect from the date hereof until the date that is the earlier to occur of (i) thirty (30) days prior to the deadline for delivery of notice under the Amended and Restated Bylaws of the Company for the nomination of director candidates for election to the Board at the Company's 2026 Annual Meeting of Stockholders (the "**2026 Annual Meeting**") or (ii) one hundred twenty (120) days prior to the first anniversary of the 2025 Annual Meeting (the "**Standstill Period**"), it being understood that the Company shall be required to give sufficient advance notice to the Radoff/Torok Group in the event the Company determines to advance or delay the 2026 Annual Meeting, so that the Radoff/Torok Group will continue to have no less than thirty (30) days to nominate at such meeting.

(b)   During the Standstill Period, except as otherwise permitted by this Agreement, the Radoff/Torok Group shall not, and shall cause each of its Affiliates and Associates not to, in each case directly or indirectly, in any manner:

(i)   acquire, seek or propose (publicly or otherwise) or agree to acquire, beneficial ownership, directly or indirectly and acting alone or in concert, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a partnership, limited partnership, syndicate or other group, or through swap or hedging transactions or otherwise, any securities of the Company or any rights decoupled from the underlying securities of the Company that would result in the Radoff/Torok Group (together with its Affiliates and Associates) owning, controlling or otherwise having any beneficial ownership interest in or aggregate economic exposure of more than 19.9% of the outstanding shares of Common Stock;

(ii)   (A) nominate or recommend for nomination any person for election at any Stockholder Meeting or otherwise seek representation on the Board, (B) submit, participate in or be the proponent of any proposal for consideration at, or bring any other business before, any Stockholder Meeting, (C) seek the removal of any member of the Board, (D) initiate, encourage or participate in any "vote no," "withhold" or similar campaign with respect to any Stockholder Meeting, or (E) publicly or privately encourage or support any other stockholder or person to take any of the actions described in this Section 4(b)(ii);

(iii)   make, engage in or in any way participate in any solicitation of proxies or become a "**participant**" in a "**solicitation**" (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents to vote (including, without limitation, any solicitation of consents that seeks to call a special meeting of stockholders), or seek to advise, encourage or influence any person with respect to the voting of any securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities for the election of individuals to the Board or to approve stockholder proposals, or become a "participant" in any contested "solicitation" for the election of directors with respect to the Company, in each case, with respect to securities of the Company; provided, however, that the foregoing shall not restrict the Radoff/Torok Group or its Affiliates or Associates from stating how they intend to vote with respect to an extraordinary transaction, if any, that has been publicly submitted for the approval of the Company's stockholders and the reasons therefor;

(iv)   form, join, encourage or in any way participate in any "**group**" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the shares of the Common Stock (other than a "group" that includes all or some of the persons disclosed in the Schedule 13D filed by the Radoff/Torok Group with respect to the Company, but does not include any other persons not disclosed in such Schedule 13D); provided, however, that nothing herein shall limit the ability of an Affiliate of the Radoff/Torok Group to join the "group" following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;

(v)   (A) grant any proxy, consent or other authority to vote with respect to any matters for any Stockholder Meeting or (B) deposit any securities of the Company in any voting trust or subject any securities of the Company to any arrangement or agreement with respect to the voting of any such securities of the Company, in each case of clauses (A) and (B) other than (1) customary brokerage accounts, margin accounts, prime brokerage accounts and similar accounts (in each case so long as the Radoff/Torok Group retains control with respect to the securities deposited in such accounts), (2) granting any proxy, consent or other authority to vote in any solicitation approved by the Board and consistent with the recommendation of the Board, and (3) granting any proxy, consent or other authority to vote in any solicitation in connection with any matter for which the Radoff/Torok Group retains voting discretion pursuant to, and in accordance with, Section 2;

(vi)   seek or submit, or knowingly encourage any person to seek or submit, nomination(s) in furtherance of a "contested solicitation" for the appointment, election or removal of directors with respect to the Company or seek, or knowingly encourage or take any other action with respect to the appointment, election or removal of any directors, in each case in opposition to the recommendation of the Board;

(vii) (A) make any proposal for consideration by stockholders at any Stockholder Meeting, (B) make any offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, business combination or other extraordinary transaction involving the Company, (C) solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, other business combination or other extraordinary transaction involving the Company, or encourage, initiate or support any third party in making such an offer or proposal, or (D) call, seek or request (publicly or otherwise) a special meeting of stockholders;

(viii) seek, alone or in concert with others, representation on the Board;

(ix) advise, knowingly encourage, knowingly support or knowingly influence any person with respect to the voting or disposition of any securities of the Company at any Stockholder Meeting with respect to the appointment, election or removal of director(s), in each case unless consistent with the Board's recommendation in connection with such matter;

(x) make a request for any stockholder list or other Company books and records;

(xi) enter into any discussions, negotiations, understandings or agreements (whether written or oral) with, or advise, finance, assist, seek to persuade or knowingly encourage, any third person to take any action or make any statement with respect to any of the foregoing, or advise, assist, knowingly encourage or seek to persuade any third person to take any action or make any statement with respect to any of the foregoing, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing; or

(xii) make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company or the Board that would not be reasonably determined to trigger public disclosure obligations for any Party.

(c) Notwithstanding anything in Section 4(b) or elsewhere in this Agreement, nothing in this Agreement shall prohibit or restrict the Radoff/Torok Group from (i) communicating privately with the Board or any of the Company's officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (ii) communicating with stockholders of the Company and others in a manner that does not otherwise violate and is not inconsistent with Section 3 or Section 4(b), or (iii) taking any action necessary (upon the advice of outside legal counsel) to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has jurisdiction over the Radoff/Torok Group (provided, that, to the extent practicable, the Radoff/Torok Group will provide the Company with notice of any such requirement to the extent the Radoff/Torok Group believes, upon the advice of outside legal counsel, the Radoff/Torok Group is required to take any action inconsistent with this Agreement pursuant to clause (iii) of this Section 4(c) prior to taking any such action).

5.   Specific Performance. Each of the Radoff/Torok Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party may occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury may not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that the Radoff/Torok Group, on the one hand, and the Company, on the other hand (the "**Moving Party**"), shall each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 5 is not the exclusive remedy for any violation of this Agreement.

6.   Expenses. No later than seven (7) business days following the execution of this Agreement, the Company shall reimburse the Radoff/Torok Group for its documented out of pocket fees and expenses incurred in connection with the negotiation and entry into this Agreement, the 2025 Annual Meeting and the matters related thereto; provided, however, that such reimbursement shall not exceed $30,000 in the aggregate.

7.   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

8.   Press Release. Promptly following execution of this Agreement, the Company shall issue a mutually agreeable press release in the form set out in Exhibit A.

9.   Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an

inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. FURTHERMORE, EACH OF THE COMPANY AND THE RADOFF/TOROK GROUP (A) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY AND (B) AGREES TO WAIVE ANY BONDING REQUIREMENT UNDER ANY APPLICABLE LAW, IN THE CASE ANY OTHER PARTY SEEKS TO ENFORCE THE TERMS BY WAY OF EQUITABLE RELIEF.

If the terms of this Agreement are in accordance with your understanding, please sign below, whereupon this Agreement shall constitute a binding agreement among us. An executed copy of this Agreement may be transmitted by email and the transmission of a signature by such means constitutes effective delivery.

[*signature page follows*]

Yours truly,

ALTO INGREDIENTS, INC.

DocuSigned by:

By: ______________________

7D701CBDF3B14E8...

Name: Bryon T. McGregor

Title: President and Chief Executive Officer

AGREED and ACCEPTED as of this 17th day of March 2025.

DocuSigned by:

____

5D45182CD6ED4E0...

BRADLEY L. RADOFF

DocuSigned by:

____

007E3E36A9764A4...

MICHAEL TOROK

<u>**Exhibit A**</u>

Form of Press Release

Alto Ingredients, Inc. Directors to Not Stand for Reelection

Pekin, IL, March __, 2025 – Alto Ingredients, Inc. (NASDAQ: ALTO), a leading producer and distributor of specialty alcohols, renewable fuels and essential ingredients, today announced that two long-standing directors, Douglas L. Kieta and Michael D. Kandris, have decided they will not stand for reelection to the Alto Ingredients Board of Directors at the company's 2025 Annual Meeting of Stockholders, scheduled for June 25, 2025.

Bryon McGregor, President and Chief Executive Officer of Alto Ingredients said "Doug and Mike have been exceptional board members, and they have provided excellent service to the company and our stockholders. Doug's depth and breadth of experience, intellectual curiosity, technical acumen, and unwavering determination has been pivotal to the many improvements and successes at Alto. Mike's dedication to excellence as a board member, his sound leadership as Chief Operating Officer and CEO, and personal approach will leave an enduring positive impact on Alto's culture and employees. On behalf of everyone at Alto Ingredients, I want to extend a heartfelt thanks to Doug and Mike for their remarkable years of service."

About Alto Ingredients, Inc.
Alto Ingredients, Inc. (NASDAQ: ALTO) is a leading producer and distributor of specialty alcohols, renewable fuels and essential ingredients. Leveraging the unique qualities of its facilities, the company serves customers in a wide range of consumer and commercial products in the Health, Home & Beauty; Food & Beverage; Industry & Agriculture; Essential Ingredients; and Renewable Fuels markets. For more information, please visit www.altoingredients.com.

<u>**Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995**</u>
Statements and information contained in this communication that refer to or include Alto Ingredients' estimated or anticipated future results or other non-historical expressions of fact are forward-looking statements that reflect Alto Ingredients' current perspective of existing trends and information as of the date of the communication. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "plan," "could," "should," "estimate," "expect," "forecast," "outlook," "guidance," "intend," "may," "might," "will," "possible," "potential," "predict," "project," or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements concerning Alto Ingredients' projected outlook and future performance, including the timing and effects of its cost savings initiatives and its acquisition of a liquid carbon dioxide processor adjacent to its Columbia plant; Alto Ingredients' capital projects, including its carbon capture and storage (CCS) project and opportunities to optimize carbon; and Alto

Ingredients' other plans, objectives, expectations and intentions. It is important to note that Alto Ingredients' plans, objectives, expectations and intentions are not predictions of actual performance. Actual results may differ materially from Alto Ingredients' current expectations depending upon a number of factors affecting Alto Ingredients' business and plans. These factors include, among others adverse economic and market conditions, including for renewable fuels, specialty alcohols and essential ingredients; export conditions and international demand for the company's products; fluctuations in the price of and demand for oil and gasoline; raw material costs, including production input costs, such as corn and natural gas; adverse impacts of inflation and supply chain constraints; and the cost, ability to fund, timing and effects of, including the financial and other results deriving from, Alto Ingredients' repair and maintenance programs, plant improvements and other capital projects, including CCS, and other business initiatives and strategies. These factors also include, among others, the inherent uncertainty associated with financial and other projections and large-scale capital projects, including CCS; the anticipated size of the markets and continued demand for Alto Ingredients' products; the impact of competitive products and pricing; the risks and uncertainties normally incident to the alcohol production, marketing and distribution industries; changes in generally accepted accounting principles; successful compliance with governmental regulations applicable to Alto Ingredients' facilities, products and/or businesses; changes in laws, regulations and governmental policies, including with respect to the Inflation Reduction Act's tax and other benefits Alto Ingredients expects to derive from CCS; the loss of key senior management or staff; and other events, factors and risks previously and from time to time disclosed in Alto Ingredients' filings with the Securities and Exchange Commission including, specifically, those factors set forth in the "Risk Factors" section contained in Alto Ingredients' Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2025.

Company IR and Media Contact:
Michael Kramer, Alto Ingredients, Inc., 916-403-2755
Investorrelations@altoingredients.com

IR Agency Contact:
Kirsten Chapman, Alliance Advisors Investor Relations, 415-433-3777
altoinvestor@allianceadvisors.com